Exhibit 4.12

13 JULY 2005

This settlement and release agreement

is made on                      2005 between the following parties:

1.	STEVEN CAIN

of 2 Mytton Grove

Brighton Vic 3186

(Mr Cain)

2.	COLES MYER LIMITED

ABN 11 004 089 936

of 800 Toorak Road, Tooronga, Victoria 3146

(Coles Myer)

Recitals

A.	Mr Cain commenced employment with Coles Myer on 27 October 2003.

B.	The parties have agreed that Mr Cain’s employment with Coles Myer shall cease.

C.	The parties wish to set out the arrangements applicable to the cessation of Mr Cain’s employment with Coles Myer.

The parties agree

in consideration of, among other things, the mutual promises contained in this agreement:

1	Separation date

1.1	The cessation of Mr Cain’s employment with Coles Myer shall be effective from close of business on 3 January 2005 (“Separation Date”) until which date Mr Cain shall continue to be paid and to receive and have the benefit of all existing entitlements.

2	Payments and Announcement

2.1	Coles Myer will pay to Mr Cain the following payments less appropriate taxation deductions as required by law:

(a)

Within 7 days of the payment referred to in clause 2.2 being made, the sum of AUD$2,082,639 (being 12 months salary in lieu of notice plus a payment in consideration of Mr Cain agreeing to extend his restraint period from 12 months to 18 months), less superannuation contributions (being the maximum age-based contribution allowed for Mr Cain for the 2005/06 financial year by any relevant laws or regulations, such payment to be paid into the Coles Myer Superannuation Fund at the same time as the payment to Mr Cain is made) less any tax payable (payment to be treated as an eligible termination payment);

(b)	the sum of $19,687.40 gross ($10,139.40 net) for annual leave entitlements accrued up until the Separation Date, which amount was paid to Mr Cain on or around 4 January 2005;

(c)	the sum of $7,142.80 gross ($4,000.86 net) for salary up until the Separation Date, which amount was paid to Mr Cain on or around 4 January 2005;

2.2	Within 7 days of the provision of certification from Mr Cain’s solicitors as to legal costs incurred, Coles Myer will pay Mr Cain’s solicitors for Mr Cain’s reasonable legal expenses relating to the finalisation of this agreement provided that any amount in excess of $10,000 will be deducted from the payment referred to in clause 2.1(a).

2.3	Within 7 days of the provision of an itemised account from Mr Cain’s financial adviser, Coles Myer will pay for Mr Cain’s financial expenses directly relating to tax advice, return preparation and lodgement associated with international hire, up to a maximum amount of $20,350 including GST.

2.4	Mr Cain acknowledges that Coles Myer will not be obliged to give and Mr Cain will have no entitlement to receive any payments other than the payments set out in clauses 2.1, 2.2 and 2.3

3	Mr Cain’s acknowledgments and release

3.1	Mr Cain acknowledges that:

(a)	Coles Myer makes the payments in full and final settlement of all claims against Coles Myer relating to or arising from Mr Cain’s employment at any time with Coles Myer or its cessation that Mr Cain has now or may have had in the future if the parties had not executed this agreement; and

(b)	this agreement is made in order to resolve all differences between the parties. This agreement must not be interpreted as an admission by Coles Myer of liability to Mr Cain in the total amount of the payments.

3.2	Mr Cain by his execution of this agreement releases absolutely and discharges Coles Myer from all claims, actions, suits, causes of action, demands, liability, damages and costs (whether at common law, in equity or, to the extent permitted, under any statute) relating to or arising from Mr Cain’s employment with Coles Myer or its cessation (but excluding any claim for personal injury arising under the Accident Compensation Act (Vic)) that Mr Cain has now or may have had in the future if the parties had not executed this agreement.

4	Coles Myer’s Release

Coles Myer releases absolutely and discharges Mr Cain from all claims, actions, suits, causes of action, demands, liability, damages and costs (whether at common law, in equity or, to the extent permitted, under any statute) relating to or arising from Mr Cain’s employment with Coles Myer or its cessation that Coles Myer has now or may have had in the future if the parties had not executed this agreement, save that this release shall not restrict Coles Myer from making any claim against Mr Cain based upon fraudulent conduct by Mr Cain during his employment with Coles Myer.

5	Options

5.1	Coles Myer acknowledges that Mr Cain has 500,000 share options issued under series SE-13 of the Coles Myer Ltd Executive Option Plan 2002 (Senior Executives) (“Share Options Plan”) with EPSG hurdles of 12.5% to 15% and 100,000 share options issued under series SE-14 of the Share Options Plan with EPSG hurdles of 15% to 25% for which performance hurdles have been met but for which employment tenure requirements have not been met. Coles Myer will do all things necessary to ensure that the Directors of Coles Myer resolve that these options are exercisable by Mr Cain any time up to and including the date being 60 days following the full year results announcement date after the Separation Date. If Mr Cain fails to exercise these options by 60 days following the full year results announcement date after the Separation Date, the options will expire automatically.

5.2	If Mr Cain was still employed by Coles Myer as at the day following the announcement of Coles Myer’s financial results for the financial year to 31 July 2005, Mr Cain, subject to performance hurdles being met, would be entitled to exercise up to a further 500,000 share options issued under series SE-13 of the Share Options Plan and up to a further 100,000 share options issued under series SE-14 of the Share Options Plan. Subject to this clause 5.2 and to clause 5.3, Coles Myer will permit Mr Cain to exercise a pro rata number of options as follows:

NO	x	ND
365

where

(i)	NO means the number of options exercisable by Mr Cain as at the day following the announcement of Coles Myer’s financial results for the financial year to 31 July 2005, subject to performance hurdles being met (EPSG hurdles of 12.5% to 15% for the series SE-13 allocation and EPSG hurdles of 15% to 25% for the series SE-14 allocation).

(ii)	ND means the number of days from 1 August 2004 to the Separation Date.

This pro rata number of options, if exercisable, may be exercised at any time up to and including the date being 60 days following the full year results announcement date after the Separation Date provided:

(iii)	the relevant performance hurdles for those options are met at the date(s) the options are required to be tested in accordance with their terms. If Mr Cain fails to exercise those options by this date, the options will expire automatically; and

(iv)	in the opinion of the Directors of Coles Myer, exercised at the Directors’ sole discretion, Mr Cain has faithfully and diligently acted in the best interests of Coles Myer until the date of exercise.

5.3	If Mr Cain breaches his obligations to Coles Myer in terms of this agreement including but not limited to clause 7 (Restraint) prior to Mr Cain exercising the options referred to in clause 5.2, Coles Myer will be entitled to give Mr Cain written notice that Mr Cain’s rights to any unexercised options referred to in clause 5.2 expire.

5.4	Mr Cain acknowledges that he is not entitled to any new Share Options or Shares or to participate in any Coles Myer Executive Share Options or Share issues.

5.5	The parties acknowledge that the reference to “invested” in the second paragraph of clause 15 of the Employment Contract dated 11 August 2003 was intended in the context to be “unvested” and the clause is varied accordingly.

6	Assistance in litigation

Mr Cain undertakes to be available to provide Coles Myer and its advisers with such reasonable assistance and co-operation it may require to defend or prosecute any litigation or to respond to any regulatory inquiry or investigation in which Coles Myer may be or become involved relating to any matter which arose during or related to the time of Mr Cain’s employment with Coles Myer subject to payment of his reasonable expenses and a daily rate equivalent to his daily base rate while an employee of Coles Myer.

7	Restraint

7.1	Mr Cain acknowledges that the restrictive covenants in clause 17 of Employment Contract dated 8 August 2003 and signed by Mr Cain on 11 August 2003 will continue in full force and effect and further agrees that those restrictive covenants will be extended from a period of 12 months to a period of 18 months from the Separation Date. Mr Cain also acknowledges that the reference to “employer” in the fourth bullet point of clause 17 of the Employment Contract was intended in the context to be “employee” and is varied accordingly.

7.2	Mr Cain confirms that clause 17 of the Employment Contract, as so varied, survives the cessation of his employment with Coles Myer.

7.3	Mr Cain acknowledges that:

(a)	the restrictive covenants contained in clause 17 of the Employment Contract as amended by this clause 7 are reasonable and necessary for the protection of Coles Myer’s goodwill;

(b)	the remedy of damages may be inadequate to protect Coles Myer’s interests and Coles Myer is entitled to seek and obtain injunctive relief, or any other remedy, in any court;

(c)	the decision of the Board of Coles Myer to exercise its discretion in permitting him to exercise his share options and to receive the payment referred to in clause 2.1(a) is adequate consideration for the restrictive covenants contained in clause 17 of the Employment Contract as amended by this clause 7; and

(d)	in the view of the importance of the restraints contained in clause 17 of the Employment Contract as amended by this clause 7 for the protection of Coles Myer’s proprietary interests, Mr Cain agrees not to take any legal action to challenge the validity and enforceability of the restraints.

7.4	Mr Cain’s obligations under this clause 7 survive the termination of this agreement.

8	No harmful statements

Subject to clause 10, Coles Myer and Mr Cain may make statements (whether written or oral) about Mr Cain’s employment, its cessation or the subject matter of this agreement only where required by law or where it is relevant to the business of Coles Myer and then only in a way which is not critical or harmful of the reputation of Coles Myer or Mr Cain or does not denigrate Coles Myer or Mr Cain.

9	Confidential Information

9.1	Mr Cain must not, without Coles Myer’s prior written consent, disclose to anyone else any confidential information concerning the business, accounts, affairs or finances of Coles Myer or any of its secrets, dealings or transactions which have come to Mr Cain’s knowledge during Mr Cain’s employment or in any other way.

9.2	In clause 9.1 confidential information means information about Coles Myer’s business, products and affairs (including, but not limited to, marketing information) for the time being confidential to Coles Myer or treated by Coles Myer as confidential, and trade secrets (including, but not limited to, formulae, processes, methods, inventions, technical data and know how) about Coles Myer’s business, but excludes information which is in the public domain.

10	Obligation of confidentiality

The parties must keep absolutely confidential the terms of this agreement and the discussions leading to this agreement. The parties must not disclose these matters to anyone else except:

(a)	as required by law or, at Coles Myer’s election, to the Australian Stock Exchange or other regulatory bodies;

(b)	with the express authority of the other party;

(c)	for the purpose of obtaining confidential accounting or legal advice;

(d)	for the purpose of enforcing this agreement; or

(e)	for the purpose of producing this agreement to a Court or Tribunal in the event of a breach of this agreement.

11	Severability

If a provision of this agreement is invalid, illegal or unenforceable it must, to the extent that it is invalid, illegal or unenforceable, be treated as severed from this agreement. Severance of a provision will not affect the validity and enforceability of the remaining provisions.

12	Governing law

12.1	This agreement is governed by the laws of Victoria.

12.2	Each party irrevocably submits to the non-exclusive jurisdiction of the Victorian courts.

13	Whole agreement

This agreement is the whole agreement between the parties concerning the subject matter. It replaces any prior agreement, arrangement or understanding concerning the subject matter.

14	Interpretation

14.1	In this agreement, unless the context requires otherwise, a reference to:

(a)	a party includes that party’s executors, successors, directors, officers, employees, agents and related bodies corporate;

(b)	a person includes an individual, a firm or a corporation.

14.2	Headings in this agreement are for convenience only and do not affect the interpretation of this agreement.

15	Independent legal advice

Mr Cain acknowledges that he has:

(a)	obtained independent legal advice concerning all aspects of this agreement; and

(b)	carefully read and fully understands all the provisions of this agreement.

16	Savings

Nothing in this agreement is intended to affect and/or limit Mr Cain’s entitlements from the Coles Myer Superannuation Fund and Coles Myer will do all things necessary and sign all documents which may be required to ensure that Mr Cain receives all of those entitlements in full.

Executed as an agreement:

Signed by

STEVEN CAIN
in the presence of:

Witness	Steven Cain

Name (please print)

Signed for

COLES MYER LTD
by its duly authorised representative

in the presence of:

Witness

Name (please print)